                                                                                                      May 2, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:             Mr. Donald C. Hunt
Attorney-Advisor, Division of Corporation Finance

Dear Mr. Hunt:

Re: OccuLogix, Inc. (the “Company”)
        Registration Statement on Form S-3 (No. 333-141098)

Concurrently with the filing of this letter, the Company is filing Amendment No. 3 to its registration statement on Form S-3 (No. 333-141098) in order to restore, to the Selling Stockholders table contained therein, references to three Selling Stockholders and related information that had been omitted inadvertently from Amendment No. 2 to said registration statement. There are no other differences between Amendment No. 2 and Amendment No. 3, other than: (1) differences in date references—since Amendment No. 3 is dated today’s date, while Amendment No. 2 is dated May 1, 2007; and (2) the fact that Amendment No. 3 does not attach a Power of Attorney as an exhibit since it was filed previously with Amendment No. 2.

The Company hereby respectfully requests that the effective date of said registration statement be accelerated to permit it to become effective on May 4, 2007 at 5:00 P.M. or as soon thereafter as practicable. There has been no material change in the Company’s operating or financial condition since the date of the latest financial data incorporated by reference in said registration statement. The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in said registration statement.

In addition, the Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Yours very truly,

                                               By: /s/ Suh Kim
                                   ____________________
                                               Name: Suh Kim
                                               Title: General Counsel

cc: Andrew J. Beck, Esq. (Torys LLP)